1331 Garden Highway, Suite 300 Sacramento, CA 95833 Telephone 916 442-0400 Facsimile 916-442-3442 World Wide Web http://www.barteleng.com Scott E. Bartel e-mail: sbartel@barteleng.com	Affiliated Offices: Frankfurt London Netherlands Paris Sacramento* *United States Member of European Lawyers Network

April 21, 2005

Thomas A. Jones

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 03-06

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Remedent USA, Inc.
Amendment No. 2 to Schedule 14C-Preliminary Information Statement
Filed February 10, 2005
Rule No. 001-15975

Dear Mr. Jones:

On behalf of Remedent USA, Inc. (the “Company”), we are filing this amendment (Amendment No. 2) to the Company’s preliminary information statement (“Information Statement”) originally filed with the Commission on February 10, 2005.

This Amendment No. 2 is being filed to respond to the Staff’s comment letter dated April 15, 2005. In order to expedite the review of this filing we are providing our responses to the Staff’s April 15, 2005 comment letter and marked courtesy copies to Mr. Tim Buchmiller indicating the changes made from Amendment No. 1 filed with the Commission on April 7, 2005. Each of our responses in this letter will be provided in the order of the comments raised in the Staff’s April 15, 2005 comment letter.

Why are we acquiring the remaining 78% of the shares of our subsidiary-page 14

1.

In response to the Staff's comment, at pages 15, 16, 17 and 18 we have provided additional disclosure addressing the Company's reasons for now acquiring the remaining 78% interest of its subsidiary and sole revenue producing asset. As described in Amendment No. 2, the acquisition is intended to improve the Company’s ability to raise additional capital in the future. Prior to June 30, 2003, the Company did not have excess capital available to exercise the option.

Thomas A. Jones

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 21, 2005

2.

We have expanded the disclosure to address additional factors, to the extent material, that were considered by the Board in making its decision to enter into the transaction. The expanded disclosure may be found at page 18 of the Information Statement. Furthermore, we specifically addressed the factors noted by the Staff to the extent material and to the extent they were considered by the Board.

3.

We have included expanded disclosure addressing the Company’s efforts at pursuing other alternatives to the issuance of the shares at page 16 and page 18. In this respect, as the disclosure indicates, as a result of the scarcity of available capital the Company had very few alternatives available.

4.	The requested disclosure concerning the conversion of debentures has been included at page 11 of the Information Statement.

5.	The disclosure required by Items 1015(b)(2) and (3) have been included at page 17 and page 18 of the Information Statement.

6.

Expanded disclosure, to the extent material, has been included at page 18 of the Information Statement addressing the $500,000 value mentioned in Exhibit B relating to the Company’s intangible value as a "public shell.”

7.	Disclosure has been included at page 18 of the Information Statement that Mr. Ross was deemed a “disinterested director” in that he had not financial interest in the transaction.

Supplementally, you have asked for additional information relating to Messrs. De Vreese and List maintaining their percentage ownership in view of the issuance of shares since December 31, 2002. In this respect, please be advised that since December 31, 2002 the Company has not received additional capital from the sale of equity.

Since December 31, 2002, the Company has issued share certificates for a total of 2,975,100 shares of common stock of which 970,100 shares were issued in connection with private placements and/or payments for services that were completed prior to December 31, 2002. The remaining shares of common stock issued since December 31, 2002 included, (i) the issuance of 750,000 shares in May 2003 to complete the sale of the toothbrush division, (ii) the issuance of 400,000 shares in June 2003 in settlement of consulting fees, (iii) the issuance of 105,000 shares in December 2003 for a minority interest

Thomas A. Jones

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 21, 2005

in PureWhite International BV, (iv) the issuance of 500,000 shares to Mr. List, in March 2004, in settlement of consulting fees, (v) the issuance of 250,000 shares in settlement of consulting fees, and (vi) the issuance of 3,695,340 shares, effective December 31, 2004, in conversion of debentures that were issued prior to December 31, 2002. As a result of the foregoing, Mr. De Vreese's percentage of beneficial ownership of the Company's common stock has decreased from 19.1% to 16.25% and Mr. List's percentage of beneficial ownership has increased from 7.17% to 7.22%. Since December 31, 2002, Remedent N.V. has not received capital from the Company and the percentage of beneficial ownership of Remedent N.V. has not changed.

We hope that the foregoing addresses all of the Staff’s comments contained in its letter of April 15, 2005. Because it is important that the Company mail the Information Statement to its shareholders as soon as possible, the Staff’s prompt response would be greatly appreciated.

Very truly yours, /s/ Scott E. Bartel Scott E. Bartel

SEB:dp
Enclosure

cc: Robin List

ACKNOWLEDGEMENT

Remedent USA, Inc., (the “Registrant”), hereby acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2.	The Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

3.	The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: April 7, 2005	Remedent USA, Inc.

/s/ Robin List Robin List, CEO